RESPONSE TO N-SAR SUB-ITEM 77C

SHAREHOLDER CONSENTS:

Effective April 17, 1996, a majority of the shareholders of each of the Taxable Fixed Income Fund and the Municipal Fixed Income Fund authorized changes to the investment policies and limitations of their respective Fund to permit the Fund to invest principally in other mutual funds. On April 16, 1996, 3.010.000 shares of the 3,498.517 shares outstanding approved the above-described change for the Taxable Fixed Income Fund, and 1,640.051 shares of the 2,325.774 shares outstanding approved the above-described change for the Municipal Fixed Income Fund.